Sentinel Group Funds, Inc.
One National Life Drive
Montpelier, VT 05604

VIA ELECTRONIC FILING

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Sentinel Group Funds, Inc.
Preliminary Proxy Statement

Ladies and Gentlemen:

On behalf of Sentinel Group Funds, Inc., enclosed are (1) a letter to shareholders, (2) questions and answers, (3) notice of special meeting and (4) preliminary proxy statement in connection with the Special Meeting of Shareholders scheduled to be held November 21, 2005. It is anticipated that a definitive proxy statement will begin mailing to record date shareholders on or about October 12, 2005.

Please direct any communications relating to this filing to me at (802) 229-7410.

Very truly yours,

/s/ Kerry A. Jung

Kerry A. Jung

Secretary

Enclosures